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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             dated February 8, 1999


                         GENESIS MICROCHIP INCORPORATED



                              200 Town Center Blvd.
                                    Suite 400
                             Markham Ontario Canada
                                     L3R 8G5

                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F    X       Form 40-F         .
                  -------              -------

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes                  No    X    .
            -------             -------

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        82-   N.A.
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                         GENESIS MICROCHIP INCORPORATED
                                    FORM 6-K


AGREEMENT TO MERGER WITH PARADISE ELECTRONICS, INC.

        Genesis Microchip Incorporated (the "COMPANY") has agreed to acquire Paradise Electronics, Inc., a Delaware corporation ("PARADISE") pursuant to an Agreement and Plan of Reorganization dated as of January 22, 1999 by and among the Company, Rainbow Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company and Paradise. The acquisition was announced in a press release dated as of January 22, 1999 which announced among other things, that 4.5 million shares of the Company's Common Stock will be exchanged for all outstanding shares and options of Paradise. Such press release is attached as EXHIBIT A hereto and is incorporated by reference herein.

CHANGE IN CORPORATE JURISDICTION

        On January 20, 1999, Genesis Microchip Inc. was continued from the provincial corporate jurisdiction of Ontario, Canada to the provincial corporate jurisdiction of Nova Scotia, Canada under the name Genesis Microchip Incorporated. This change was pursuant to approvals received from the Company's shareholders at its last annual meeting held on October 27, 1998, and upon receiving permission from both the provinces of Ontario and Nova Scotia.

FINANCIAL RESULTS FOR THE FISCAL QUARTER ENDED NOVEMBER 30, 1998

        The Company also reported its results for its fiscal quarter ended November 30, 1998 in a press release dated December 15, 1998 Such press release is attached as EXHIBIT B hereto and is incorporated by reference herein.

CHANGE IN OFFICERS

        The Company reported that Stephen J. Solari, formerly Executive Vice President, was promoted to President in a press release dated as of December 15, 1998. Such press release is attached as EXHIBIT B hereto and is incorporated by reference herein.



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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

Six Month Results

        Total revenues for the six months ended November 30, 1998 were $14.9 million, an increase of 174.6% over total revenues of $5.4 million in the same period in the previous year. Net income for the six months ended November 30, 1998 was $4.1 million, an increase of 541.3% over net income of $635,000 in the corresponding period in the previous year. Fully diluted earnings per share for the six months ended November 30, 1998 was $0.28 on 15.7 million shares, compared with $0.06 on 12.0 million shares in the corresponding period in the previous year.

Three Month Results

Revenues and Gross Profit

        Total revenues for the three months ended November 30, 1998 were $8.7 million, an increase of 169.5% from $3.2 million in the same period in the previous year and from total revenues of $6.2 million in the three months ended August 31, 1998, an increase of 40.0%. This growth is attributable to increased revenues from the flat panel LCD monitor market, as well as from increased revenues from the projection systems market.

        Overall gross profit in the three months ended November 30, 1998 was 57.2%, compared with 67.2% for the three months ended August 31, 1998 and compared with 70.6% in the same period in the previous year. Gross profit on product sales has declined as a result of increased volume purchases by customers. The decrease in gross profit in the three month period ended November 30, 1998 from the three month period ended August 31, 1998 was a result of a decrease in higher margin development contracts, and an increase in the volume of revenues of lower-margin parts. These parts included both the Company's gmFC1 product as well as resale products. The Company does not intend to continue offering these resale products beyond the end of the current fiscal year and intends to introduce a lower-cost replacement for the gmFC1 product towards the end of the current fiscal year. Because of this anticipated reduction in product costs, gross margins are expected to remain flat or increase in the balance of the fiscal year.

Operating Expenses

        Gross research and development expenses for the three months ended November 30, 1998 were $1.7 million, an increase of 65.7% over gross research and development expenses of $1.0 million in the same period in the previous year, reflecting an increase in research and development staff. Investment tax credits and government assistance for the three months ended November 30, 1998 were $416,000, an increase of 90.8% over investment tax credits and government assistance of $218,000 in the same period in the previous year. This increase was a result of the increase in gross research and development expenses, as well as the final review and settlement of the Company's



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federal investment tax credit claims for fiscal 1996 and 1997. Selling and marketing expenses for the three months ended November 30, 1998 were $1.4 million, an increase of 105.2% over selling and marketing expenses of $706,000 in the same period in the previous year. This increase was primarily as a result of increased staffing levels and increased commission expense on increased revenues.

        General and administrative expenses for the three months ended November 30, 1998 were $581,000, an increase of 101.0% over general and administrative expenses of $289,000 in the same period in the previous year. This increase was as a result of increased staff levels and the increased costs associated with being a public company.

        There was no provision for income taxes in the three month periods ended November 30, 1998 and November 30, 1997 because the Company had investment tax credits, non-capital losses and unclaimed research and development expenditures available for carry-forward against taxes payable or taxable income.

Balance Sheet

        Cash and cash equivalents at November 30, 1998 decreased to $35.4 million from $35.9 million at May 31, 1998. This decrease was primarily a result of increased investments in accounts receivable and inventory offset by increases in accounts payable and accrued liabilities.

        Accounts receivable trade and inventory at November 30, 1998 increased to $6.2 million and $6.1 million, respectively from $2.5 million and $3.3 million, respectively at May 31, 1998 as a result of increases in revenue levels. Accounts payable and accrued liabilities increased as a result of the increased levels of operating expenses and the increase in inventory levels.

        Total common shares outstanding increased to 14.1 million at November 30, 1998 from 13.8 million at May 31, 1998 as a result of the exercise of stock options and the exercise of all outstanding compensation options.


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                                  EXHIBIT INDEX



EXHIBIT A  Press release, dated January 22, 1999, announcing the acquisition by Genesis Microchip Incorporated of Paradise Electronics, Inc.

EXHIBIT B  Press release, dated December 15, 1998, announcing the quarter results for Genesis Microchip Incorporated for the fiscal quarter ended November 30, 1998 and the appointment of Stephen J. Solari as president.






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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GENESIS  MICROCHIP INCORPORATED


                                      By:/s/ I. Eric Erdman
                                         ------------------------------------
                                         I. Eric Erdman
                                         Chief Financial Officer

Date: February 8, 1999






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